FORM 12b-25 NOTIFICATION OF LATE FILING OF 1934 ACT REPORTS
                 U. S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

FORM 10-K                               SEC FILE NUMBER  033-55254-18
                                        CUSIP NUMBER 00826G 10 6

                        NOTIFICATION OF LATE FILING
                                (Check One)

[x] Form 10-k, [ ]Form 20-F[ ]Form 11-k, [ ] 10-q
[ ] Form N-SAR

For Period Ended:     June 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:____________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If  the  notification  relates to a portion of the  filing  checked  above, identify the Item(s) to which
the notification relates  N/A
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Part I -  Registrant Information

Affordable Homes of America, Inc.
 (Full Name of Registrant)

(Former Name if Applicable)

4505 W. Hacienda Ave., Unit I-1
(Address of W.S. Principal Executive Office)(Street & Number)

Las Vegas, Nevada 89119
(City, State and Zip Code)
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

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check Box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable
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Part III - N/A
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Part IV - Other Information

(1) Name and telephone number of persons to contact in regards to this notification
                             Merle R. Ferguson, President - (702) 579-4800 Susan Donohue, Secretary - (702) 579-4800


(2) Have all periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? [ ] Yes [x] No

   If   so:   attach  an  explanation  of  the  anticipated  change,   both
   narratively and quantitatively, and if applicable, state the reasons why a reasonable estimate of the result can not be made.



                     Affordable Homes of America, Inc.

               (Name of Registrant as specified in charter)



   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date: September 20, 1999                 By/s/ Merle Ferguson
                                             Merle R. Ferguson, President




                                           By:/s/Susan Donhue
                                           Susan Donohue, Secretary




                                           By:/s/Frank Calmes
                                           Frank C. Calmes, Director



                                 ATTENTION



   INTENTIONAL  MISSTATEMENTS  OR  OMISSION  OF  FACT  CONSTITUTE   FEDERAL
   CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)